Exhibit (a)(68)


                    LOLA BROWN TRUST SETTLES LITIGATION WITH
                 NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                 AND AMENDS ITS TENDER OFFER FOR SHARES OF NRL

BOULDER, CO., August 17, 2007 - The Lola Brown Trust No. 1B announced today that it has entered into a settlement agreement with the Neuberger Berman Real Estate Income Fund Inc. (NYSE:NRL) regarding the litigation between NRL and the Trust as more fully described in documents filed with the Securities and Exchange Commission. In addition, the Trust has revised its tender offer for shares of common stock of NRL. The revised tender offer extends the offer deadline to Midnight, New York City time on September 14, 2007. In addition, the Trust is now offering to purchase 100% of the outstanding shares of common stock and has increased its offer price to 99% of the net asset value per share, as determined at the close of trading on the New York Stock Exchange on September 14, 2007.

The Trust is amending the tender offer statement on file with the SEC to reflect the extension of the offer, increased offer price and shares to be purchased, changes in certain conditions and other relevant information. NRL has indicated that its Board of Directors will recommend that stockholders tender their shares in the revised offer.

Stephen C. Miller, a spokesperson for the Trust, stated that: "Stockholders will receive 99% of the net asset value for their shares in a timely manner. The alternative proposal for liquidation is subject to general stockholder approval and, if approved, an orderly liquidation of NRL's assets. We believe there is significant market risk and uncertainty regarding if, and when, the liquidation will occur and how much stockholders will actually receive in the liquidation of those shares." Mr. Miller added, "Our Offer provides stockholders with greater certainty of the amount they will receive because the amount will be determined based on net asset value on the expiration date of our Offer on September 14; in a liquidation, the complete winding down and distribution could take several months during which the market and NRL's assets could change dramatically. The Trust's tender offer provides all stockholders with a choice as to whether or not to terminate their investments in NRL. Stockholders electing not to terminate their investment will not have a taxable transaction that would otherwise occur as a result of the liquidation (if it were to be approved by NRL's stockholders).

Stockholders should read the tender offer statement filed with the SEC by the Trust because they contain important information about the tender offer. Stockholders can obtain the tender offer statement and other documents that are filed with the SEC for free on the Securities and Exchange Commission's website at http://www.sec.gov.

MacKenzie Partners, Inc. is acting as the information agent and The Colbent Corporation is the depository. Copies of the Amended and Restated Offer to Purchase, the Eighth Supplement to the Offer to Purchase, the Letter of Transmittal, and other related documents may be obtained at no charge from MacKenzie Partners, Inc. at (800) 322-2885 (toll-free), (212) 929-5500
(collect), or from the SEC's web site at http://www.sec.gov. Stockholders can find information regarding NRL's current net asset value at NRL's website at https://www.nb.com/public/DMA/html/prices_adv_all_closed_end_funds_daily.html.
Stockholders can also contact MacKenzie Partners, Inc. at the toll free phone number above for NRL's daily net asset value.

This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase, as amended, and the accompanying Letter of Transmittal.
Holders of shares of common stock of NRL should read carefully the Offer to Purchase and related materials, including any amendments thereto, because they contain important information. The Trust has mailed a copy of the applicable Offer to Purchase, the Letter of Transmittal and related documents, including amendments thereto, to each of the holders of common stock of NRL.


Forward Looking Statements

Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Lola Brown Trust No. 1B undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:
The Lola Brown Trust No. 1B
Media Contact: Nicole Murphey
(303) 449-0426